EXHIBIT 4.10

Extension Agreement

Shen Bao Si Xu Xie (2005) No. 34

Government Unit:     Shenzhen City Baoan District Foreign Economic Development Limited

Party A:     Shenzhen Long Cheng Nissin Precision Metal Plastic Factory

Party B:     Hong Kong Nissin Precision Metal Manufacturing Limited

The original agreement Shen Bao Qing Xie Zi (93) No. 12 between both parties (sanctified document No. Shen Bao Foreign (93) No. 152) signed on March 24, 1993 is going to be expired on 31st March, 2006. As both parties had a good co-operation during the period of the original agreement, for a further development of production, both parties have agreed to extend the original agreement for 10 years to 31st March 2016. The provisions of the original agreement remain unchanged and the supplementary provisions as follows:

1.	No of workers is 325 people, the wages of workers should not be less than HKD700 each person per month.
2.	According to the factory area of 3,700 square meter, fixed processing charges of HKD13 per every square meter per month, monthly fixed processing charges of HKD48,100.
3.	The fee of the point 1 and 2 should be remitted to Party A’s factory through appointed bank. With a continuous increase in living standards, the fees need to adjusted every two years.
4.	If any party shall terminate this agreement before its expiration, either party shall pay the other party a compensation equivalent to 2 month’s processing charges.

This agreement is in a form of 6 copies, this agreement is effective with the date of signature.

Business Unit: Shenzhen City Baoan District Foreign Economic Development Limited Representative: (Chop and signature)	Contractor Unit: Shenzhen Land & Sun Industrial & Trade Company Limited Representative: (Chop and signature)

Party A: Shenzhen Long Cheng Nissin Precision Metal Plastic Factory Representative: (Chop and signature)	Party B: Hong Kong Nissin Precision Metal Manfuacturing Limited Representative: (Chop and Signtaure)

Date: January 26, 2005